ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2012
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2011 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Annual Information Form dated March 29, 2012 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 13, 2012. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

Due to rounding, some of the totals in the tables in this MD&A may not sum exactly.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company's wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), has approved the technical disclosure in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia and the United States. Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company's common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company's common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru. Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason copper-molybdenum project in Nevada.

The Lookout Hill property includes the Hugo North Extension copper-gold and the Heruga copper-gold-molybdenum deposits, which host indicated (Hugo North Extension) and inferred mineral resources. The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift (Lift 1) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is expected to generate first development production as early as 2015. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason copper-molybdenum and the Blue Hill copper deposits, which host indicated (Ann Mason) and inferred mineral resources. The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment ("PEA") on October 24, 2012.

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2012
(In United States dollars unless stated otherwise)

The following is an overview of our two principal assets.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) ("Turquoise Hill") and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

- The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.
- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:



MONGOLIA
Shivee Tolgoi Mining Licence (15226A)
Argo & Zone III
Ulaan Khud
Shivee Camp
Shivee West Project
100% Entrée Gold
Shivee Tolgoi Trend
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
N
Shivee Tolgoi Mining Licence (15226A)
LEGEND
Exploration Camp
Copper Prospects
Gold Prospects
Mineral Deposits
Shivee West
100% Entrée (~35,000 hectares)
Entrée - OTLLC JV (~40,000 hectares)
0
SCALE (km)
10
Oyu Tolgoi Mining Licence
HERUGA DEPOSIT
Tavan Tolgoi - China Coal Road
Heruga Southwest
Javhlant Mining Licence (15225A)
LOOKOUT HILL PROPERTY

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not yet formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may elect to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc (together with its subsidiaries, "Rio Tinto") took part in a private placement in the Company and became its largest shareholder. The terms of the equity participation agreement provide that in the event the Company undertakes an equity financing, Rio Tinto has a pre-emptive right to maintain its ownership percentage in the Company. On August 2, 2012, Rio Tinto Exploration Canada Inc. assigned its shares and its pre-emptive right to Rio Tinto International Holdings Limited.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired through a series of transactions approximately 49% of Turquoise Hill's issued and outstanding shares as at December 31, 2011. Rio Tinto's ownership interest in Turquoise Hill was capped at 49% until January 18, 2012, pursuant to a Heads of Agreement dated December 8, 2010 (the "Heads of Agreement"). On January 24, 2012, Rio Tinto announced that it had purchased an additional 15.1 million shares of Turquoise Hill thereby increasing its ownership interest to 51%. At that time, Rio Tinto was deemed to have acquired indirect beneficial ownership over the common shares of the Company held by Turquoise Hill. At September 30, 2012, Turquoise Hill owned approximately 10.7% of the Company's issued and outstanding shares, which it acquired pursuant to the Earn-In Agreement. When combined with the common shares of Entrée already beneficially owned by Rio Tinto, at September 30, 2012, Rio Tinto beneficially owns approximately 23.6% of the Company's issued and outstanding shares.

(In United States dollars unless stated otherwise)

Heads of Agreement

Among other things, the Heads of Agreement between Turquoise Hill and Rio Tinto provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi mining complex. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and the Government of Mongolia appointing three) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi mining complex. The parties also agreed that a new thirteen-member board of directors of Turquoise Hill would be formed, comprised of eleven Rio Tinto-nominated directors (six of whom are independent) and two directors nominated by Robert Friedland (one of whom is independent). Certain senior executives of Turquoise Hill, including the Chief Executive Officer and Chief Financial Officer, also resigned and were subsequently replaced by Rio Tinto nominees. The MOA also provides that Rio Tinto will assume responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property. Rio Tinto will prepare all programs and budgets for approval by the OTLLC board.

On October 9, 2012, Turquoise Hill announced that overall construction of the first phase of the Oyu Tolgoi mining complex was essentially complete. On November 5, 2012, Turquoise Hill announced that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine. Finalization of the power purchase agreement will enable Oyu Tolgoi to complete commissioning of the ore-processing equipment. First concentrate production from the phase 1 Southern Oyu open pits is expected in early 2013, with commercial production expected in the first half of 2013.

Investment Agreement and Integrated Development Plan

In October 2009, Turquoise Hill, OTLLC and Rio Tinto signed an Investment Agreement with the Mongolian Government. The Investment Agreement took legal effect on March 31, 2010, and specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC. The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi mining complex, which includes the Joint Venture Property.

Entrée is not a party to the Investment Agreement. Entrée does not have any direct rights or benefits under the Investment Agreement, and Entrée's interest in the Joint Venture Property is not subject to the Investment Agreement. In October 2011, Turquoise Hill, Rio Tinto and the Government of Mongolia released a joint statement reaffirming their continued support for the Investment Agreement and its implementation. On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement.

Mineral Resource and Reserve Estimates

In March 2012, Turquoise Hill released a technical report ("Turquoise Hill TR12") that reports the results of OTLLC's updated mine plan or Integrated Development and Operations Plan ("OTIDOP12"). Turquoise Hill TR12 updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North underground Lift 1, which includes a portion of the Hugo North Extension deposit).

On March 30, 2012, the Company filed an updated technical report titled "Technical Report 2012 on the Lookout Hill Property" ("LHTR12"). LHTR12 is dated March 29, 2012 and was prepared under the management of AMC Consultants Pty Ltd ("AMC") in Adelaide, Australia. The following information is summarized, derived or extracted

from LHTR12. For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR12, reference should be made to the full text of LHTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

LHTR12 discusses the impact of the updated mine plan on the Joint Venture Property as well as future development options for the Entrée-OTLLC Joint Venture assets.

LHTR12 analyses a reserve case only. The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, were updated in LHTR12. The probable reserve for Hugo North Extension – Lift 1 effective as of March 29, 2012 totals 27 million tonnes ("Mt") grading 1.91% copper and 0.74 grams per tonne ("g/t") gold.

Table 1. Entrée-OTLLC Joint Venture Mineral Reserve, 29 March 2012						
Classification	**Ore (Mt)**	**NSR ($/t)**	**Cu (%)**	**Au (g/t)**	**Copper (Billion lb)**	**Gold (Moz)**
Proven	-	-	-	-	-	-
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OTLLC Joint Venture	27	79.40	1.91	0.74	1.0	0.5

Notes:

- Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

- Metal prices used for calculating the Hugo North underground net smelter returns ("NSR") are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

- Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.

- The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

- The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

- The mineral reserves are not additive to the mineral resources.

Of significance to Entrée:

- While the mineral reserve tonnage on the Joint Venture Property remained the same as previously reported by the Company in June 2010, the copper grade increased from 1.85% to 1.91% and the gold grade increased from 0.72 g/t to 0.74 g/t.

- After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entrée's 20% interest in the Hugo North Extension – Lift 1 increased to $129 million from the $79 million reported by the Company in June 2010.

- While projected capital expenditures for phase 1 of the Oyu Tolgoi mining complex increased significantly from those reported by Turquoise Hill in 2010, Entrée's portion has only increased by approximately $2 million. This amount can be loaned to Entrée by OTLLC, at Entrée's election.

- NSR value of the Hugo North Extension – Lift 1 reserve increased to $79.40/tonne from the $55.57/tonne reported by the Company in June 2010. The NSR calculation reflects the net value per tonne received for the ore by the mine (after all treatment and transport costs and charges).

- A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

OTIDOP12 uses the same mineral resource estimates previously reported in the Company's June 2010 technical report. The following table summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR12. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010.

Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal		
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Table 2. Entrée-OTLLC Joint Venture Mineral Resources (0.6% CuEq cut-off)							
Hugo North Extension Deposit, 20 February 2007							
Indicated Shivee Tolgoi (Hugo North Extension)	117.0	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North Extension)	95.5	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit, 30 March 2010							
Inferred Javhlant (Heruga)	910.0	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

- Copper Equivalent ("CuEq") has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.50 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

- Molybdenum content in Heruga deposit is 141 parts per million ("ppm") and is included in calculation of CuEq.

- The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery.

- The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

UNITED STATES – ANN MASON

Entrée's other principal asset is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1053 unpatented lode claims on public land administered by the Bureau of Land Management ("BLM"), and title to 20 patented lode claims. Entrée assembled this

(In United States dollars unless stated otherwise)

package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag"). The Roulette and Blackjack properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, and the Blackjack, Roulette and Minnesota targets. Unless otherwise described below, Entrée has a 100% interest in the claims comprising the Ann Mason Project.

226 of the unpatented lode claims (formerly part of the Blackjack property) are subject to a mining lease and option to purchase agreement (the "MLOPA") with two individuals. The MLOPA provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future net smelter returns royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement with Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian"), whereby Entrée may acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

17 of the patented claims are subject to a 2% NSR royalty granted to AngloGold Ashanti (Nevada) Corp.

During the nine months ended September 30, 2012, Entrée, through a combination of staking and purchase agreements, acquired unpatented and patented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which Entrée paid $3,721,170 and issued 40,000 common shares valued at $52,293.

The illustration below depicts the target locations and land status of the Ann Mason Project.


Minnesota Target
N
Blackjack IP Targets
BLUE HILL DEPOSIT
ANN MASON DEPOSIT
Roulette Target
LEGEND
Unpatented Claims
Patented Claims
Approx. Area Subject to Mining Lease and Option to Purchase
Approx. Area Subject to Option Agreement with Eurasian Minerals
Third Party Claims
ENTRÉE GOLD INC.
ANN MASON PROJECT
0
2 km
NAD83 Zone11
October 2012

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2012
(In United States dollars unless stated otherwise)

Preliminary Economic Assessment

The following information was taken from the October 24, 2012 News Release announcing the results of the PEA on the Ann Mason deposit. For more information regarding the assumptions, qualifications and procedures associated with the information, reference should be made to the full text of the News Release and the Company's Material Change Report dated November 2, 2012, which is available for review on SEDAR located at www.sedar.com. The PEA was completed by AGP Mining Consultants Inc. ("AGP"), Toronto and Quantitative Group Pty Ltd ("QG"), Perth, Australia. An independent technical report prepared in compliance with NI 43- 101will be filed within 45 days of the News Release.

Key results from the PEA can be summarized as follows:

- Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 5.6 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case").
- Spot case, pre-tax NPV7.5 increases to $2.54 billion, with an IRR of 22.9%, and payback of 3.8 years, based on October 15, 2012 spot metal prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22/oz silver.
- Development capital costs of approximately $1.28 billion, including contingency.
- Average cash costs (net of by-product sales) of $1.46/lb copper (see "Non-U.S. GAAP Performance Measurement" below).
- Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year.
- 100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.
- LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.
- LOM strip ratio of 2.16:1 waste to mineralized material.
- LOM average copper recovery of 93.5%.
- Copper concentrate grading 30%.

The following table summarizes the main economic outputs of the discounted cash flow.

Table 3. Summary of Ann Mason PEA key financial outputs.

		Low Case	Base Case	High Case	Spot Case (Oct 15/2012)
Copper	$/lb	$2.75	**$3.00**	$3.25	$3.71
Molybdenum	$/lb	$13.50	**$13.50**	$13.50	$10.43
Silver	$/oz	$15.00	**$22.00**	$26.00	$33.22
Gold	$/oz	$1,100	**$1,200**	$1,300	$1,736
NPV (5%)	$ Million	$1,223	**$1,918**	$2,602	$3,846
NPV (7.5%)	$ Million	$589	**$1,106**	$1,614	$2,538
NPV (10%)	$ Million	$182	**$576**	$964	$1,669
IRR		11.6%	**14.8%**	17.8%	22.9%
Payback Period	Years	7.1	**5.6**	4.7	3.8
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	**$15,600**	$17,000	$19,500

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimate

Entrée contracted QG to prepare an updated mineral resource estimate for Ann Mason. The current resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes. The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated. At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an indicated mineral resource of 1.14 billion tonnes ("Bt") at 0.33% copper and 0.006% molybdenum and an inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum. By-product levels of gold and silver were also estimated, and are shown in Table 4. The mineral resource estimate is CIM 2010 compliant and prepared in accordance with NI 43-101. The following table summarizes the mineral resource for the Ann Mason deposit:

Table 4. Ann Mason Pit-Constrained Mineral Resource (Effective August 14, 2012)							
Cut-off (% Cu)	**Indicated**						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	**1,137**	**0.33**	**0.006**	**0.02**	**0.57**	**8.15**	**0.15**
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	**Inferred**						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	**873**	**0.29**	**0.004**	**0.03**	**0.65**	**5.59**	**0.08**
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the mineral resources previously reported in March 2012 are not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate. Further exploration may bring a portion of this additional mineralization into a resource category.

AGP has also prepared an initial resource estimate for the Blue Hill copper deposit, which is not included in the PEA. Blue Hill is located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

The resource is reported within a LG pit shell, generated by AGP, and is based on Entrée's recent drilling of 30 reverse circulation ("RC") and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres. The mineral resource estimate is CIM 2010 compliant and prepared in accordance with NI 43-101. The following table summarizes the pit-constrained mineral resource for the Blue Hill deposit (reported separately for oxide, mixed and sulphide copper mineralization):

Table 5. Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)						
Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-	**0.10**	**72.13**	**0.17**	**277.49**	**---**	**---**	**---**
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:

- Molybdenum, gold and silver were estimated for the sulphide only.
- Contained metal values are in-situ and not in consideration of metallurgical recoveries.
- See the News Release dated October 29, 2012 for additional information.

The Blue Hill deposit underlies a 900 metre by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012	Three Months Ended December 31, 2011
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(1,899,158)	(3,244,705)	(5,074,832)	(4,673,755)
Net loss per share, basic and diluted	(0.01)	(0.03)	(0.04)	(0.04)
Working capital	6,735,338	10,512,000	14,344,275	19,004,136
Total assets	67,327,578	67,332,879	73,075,875	74,589,810
Total long term liabilities	12,939,869	12,878,412	13,371,913	13,720,492

	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011	Three Months Ended December 31, 2010
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(3,506,238)	(3,617,950)	(5,342,265)	(7,942,711)
Net loss per share, basic and diluted	(0.03)	(0.03)	(0.05)	(0.07)
Working capital	10,321,520	13,471,418	17,021,575	21,268,201
Total assets	64,897,779	74,086,807	79,223,409	81,359,098
Total long term liabilities	13,727,938	14,859,171	16,341,389	16,158,190

(1) Working Capital is defined as Current Assets less Current Liabilities.

For the three months ended September 30, 2012, net loss was $1,899,158 compared to $3,506,238 in the three months ended September 30, 2011. For the nine months ended September 30, 2012, net loss was $10,218,695 compared to $12,466,453 in the nine months ended September 30, 2011. During the nine months ended September 30, 2012, Entrée incurred lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project, further described below, relative to the nine months ended September 30, 2011. These operating expenses were partially offset by a gain on sale of mineral property interests, a recorded deferred income tax recovery in the period and decreased loss from the Entrée-OTLLC Joint Venture resulting in decreased losses from equity investee. As at September 30, 2012, working capital was $6,735,338 compared to $19,004,136 as at December 31, 2011. The decrease in working capital is primarily the result of cash used in operations and mineral property acquisitions during the period partially offset by cash proceeds received from share issuances, related to the execution of an over-allotment option in January 2012. As at September 30, 2012, total assets were $67,327,578 compared to $74,589,810 as at December 31, 2011. The decrease in total assets over the prior year is the net effect of a decrease in working capital described above. As at September 30, 2012, total long term liabilities were $12,939,869 compared to $13,720,492 as at December 31, 2011. The decrease in long term liabilities over the prior year is due primarily to a deferred income tax recovery for the period.

(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Exploration	$ 1,227,701	$ 3,600,704	$ 6,978,960	$ 12,899,089
General and administrative	560,627	1,007,426	2,880,207	4,089,026
Loss from equity investee	238,988	593,087	731,101	1,882,695
Interest expense	58,705	41,887	166,225	101,857
Stock-based compensation	10,235	192,964	1,200,722	876,010
Impairment of mineral property interests	-	221,522	-	221,522
Depreciation	37,010	46,564	117,337	153,127
Interest income	(29,328)	(77,339)	(168,156)	(287,597)
Gain on sale of mineral property interest	-	26,033	(104,914)	(99,883)
Gain on sale of investments	-	(1,178,254)	-	(3,326,275)
Deferred income tax recovery	(204,780)	(968,356)	(1,582,787)	(4,043,118)
Net loss	$ 1,899,158	$ 3,506,238	$ 10,218,695	$ 12,466,453

Mineral properties expenditures are summarized as follows:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
US	$ 728,767	$ 2,922,151	$ 5,275,592	$ 10,585,946
Mongolia	395,662	667,094	1,615,462	2,175,660
Other	103,912	72,885	355,358	246,330
Total costs	1,228,341	3,662,130	7,246,412	13,007,936
Less stock-based compensation	(640)	(61,426)	(267,452)	(108,847)
Total expenditures, cash	$ 1,227,701	$ 3,600,704	$ 6,978,960	$ 12,899,089

(In United States dollars unless stated otherwise)

MONGOLIA

Lookout Hill – Joint Venture Property

Since formation, and as of September 30, 2012, the Entrée-OTLLC Joint Venture had expended $23.7 million to advance the project. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée's behalf the required cash participation amount of $5.1 million, equal to 20% of the $23.7 million incurred to date, plus interest at prime plus 2%.

During the nine months ended September 30, 2012, six holes totaling 10,237 metres were completed on the Javhlant licence. Two of the holes (EJD0039 and 0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization. Two additional holes (EJD0034A and 0045) tested the east side of Heruga. Hole 0045 did not reach the planned target due to unexpected faults while 0034A, a daughter hole beneath EJD0034, intersected 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum. The fifth hole tested an induced polarization-gravity ("IP-gravity") target, located 2 kilometres to the east of Heruga, and did not return any significant results. A sixth hole (EJD0043) tested the south extension of the Heruga Southwest zone but was terminated after entering barren Carboniferous granodiorite.

Diamond drilling of a Cretaceous covered area above an IP-gravity target, located 7 kilometres north of Hugo North Extension and to the west of Ulaan Khud, commenced June 25 and was completed July 31, 2012. Fifty-two shallow holes totaling 3327 metres were completed on 165 to 330 metre spacing. Results will be used for geological modeling and for locating subsequent diamond drill holes. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth).

A new drill hole located 750 metres north of Hugo North Extension was commenced September 12, 2012. This hole was still in progress at the end of October 2012.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In April 2012, Entrée mobilized a field crew to Mongolia to continue exploration of its Shivee West project. Work focussed on geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is located approximately 6 kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67 – 505 ppm) and displays some characteristics of porphyrystyle mineralization.

For the three months ended September 30, 2012, Shivee West expenses were $395,662 compared to $667,094 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, Shivee West expenses were $1,615,462 compared to $2,175,660 during the nine months ended September 30, 2011. The lower expenses in 2012

(In United States dollars unless stated otherwise)

compared to 2011 resulted primarily from decreased general and administrative costs due to lower payroll and geological consulting expenses.

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project is Entrée's most advanced project outside of Mongolia.

To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $22 million on the Ann Mason Project including $672,090 in the three months ended September 30, 2012. On October 24, 2012, the Company announced the results of its PEA on the Ann Mason copper-molybdenum porphyry deposit. Ann Mason is expected to yield a base case, pre-tax, NPV7.5 of $1.11 billion and an IRR of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively. Using October 15, 2012 spot commodity prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22/oz silver, the pre-tax NPV7.5 and IRR increase to $2.54 billion and 22.9%, respectively.

The PEA envisions an open pit and conventional sulphide flotation milling operation with an initial 24 year mine life. Over the life of mine, Ann Mason is estimated to produce an annual average of 214 million pounds of copper at total cash costs per pound sold, net of by-product sales, of $1.46 per pound copper. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

On October 29, 2012, the Company announced an initial resource estimate for the Blue Hill copper deposit, located 1.5 kilometres to the northwest of the Ann Mason deposit. Combined inferred oxide and mixed resource categories total 72.13 Mt averaging 0.17% copper (at a base case 0.10% copper cut-off), or 277.5 million pounds of copper. The underlying inferred sulphide resource is estimated to contain 49.86 Mt averaging 0.23% copper at a base case 0.15% copper cut-off, or 253.5 million pounds of copper. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

Recent exploration by Entrée comprised soil and rock geochemical sampling and geological mapping over areas covering approximately 740 hectares to the north of the Blue Hill and to the south of the Ann Mason deposits. The soil geochemistry (619 samples) extends and infills sampling done by previous operators between 2006 and 2010. A total of 186 selected rock samples were collected to characterize alteration and mineralization. This work has identified several targets requiring further evaluation.

South of the Ann Mason deposit, a >200 parts per million irregular copper in soil anomaly covering an area of 1.8 by 0.4 kilometres wraps around the south side and partly overlies the deposit. There is no known drilling in this area; however, results suggest potential for additional, near surface mineralization.

Soil and rock sampling 2 to 3 kilometres north of the Blue Hill deposit (Blackjack oxide target) returned several copper soil anomalies. These largely correspond with areas of historical mine workings and trenches over several areas of outcropping alteration and copper-oxide mineralization within Jurassic quartz monzonite, the main host for mineralization at both Blue Hill and Ann Mason. Mineralization consists of copper oxides, sulphates and silicates in veins, breccias, and altered quartz monzonite. The target is located at the eastern end of the 3 kilometre-long Blackjack induced polarization ("IP") anomaly. Entrée collected 112 grab samples in these areas and 39 of these returned copper values in the range of 1.08% to 13.73%. This area requires further surface evaluation and drill testing.

One hole was completed to a depth of 713 metres on the Roulette target in early April 2012. This hole deepened an RC pre-collar hole previously drilled to 542 metres. The hole passed through the Blue Hill Fault into the target granodiorite at approximately 555 metres. The hole terminated at 712.9 metres on April 4 after consistently poor recovery, slow and expensive drilling, and weak mineralization.

(In United States dollars unless stated otherwise)

With the completion of a positive PEA study, Entrée now intends to advance to Pre-Feasibility on Ann Mason. Future work will include additional drilling, particularly to the north and west of the Ann Mason deposit to upgrade inferred resources and to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio. In addition to the exploration potential, further work aimed at reducing the base case economic cut-off has the potential to convert existing waste material in the PEA plan into mill feed. Continued strength in metal prices and enhancements in recoveries can assist in lowering the mill cut-off and have the potential to provide more tonnage for mining. This will be reviewed as Ann Mason progresses to the Pre-Feasibility study stage.

At Blue Hill, copper oxide and mixed mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which still remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization. Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (-019 and -021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. In addition, hole EG-BH-11-031 is approximately one kilometre east of Blue Hill. This hole returned an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres. Further drilling will be required in this area and if successful could provide additional feed for a potential SX/EW operation.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Project by potentially reducing the current strip ratio in the Ann Mason deposit PEA mine design.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette and Blackjack IP and copper-oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

For the three months ended September 30, 2012, Ann Mason Project expenditures were $672,090 compared to $2,879,335 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, Ann Mason Project expenditures were $5,156,774 compared to $9,756,673 during the nine months ended September 30, 2011. The lower expenses in 2012 resulted primarily from a decrease in drilling activities.

Lordsburg and Oak Grove, New Mexico

In June 2007, Entrée entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

On May 2, 2012, Entrée entered into an agreement with Empirical to purchase a 100% interest in two targets - the Lordsburg property in New Mexico, and the Oak Grove property, which is located approximately 45 kilometres northeast of Lordsburg. Pursuant to the agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. Each property is subject to a 2% NSR royalty granted to Empirical. Each NSR royalty may be bought down to 1% for $1 million if the option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée's election. Empirical has an option, until March 1, 2013, to reacquire the Oak Grove property for no consideration in the event that Entrée does not complete a minimum amount of drilling prior to January 1, 2013.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

(In United States dollars unless stated otherwise)

The proposed Plan of Operations for Lordsburg has been approved by the Bureau of Land Management and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance. An additional reclamation bond was posted in July.

Work on the 1,435 hectare Oak Grove property to date has consisted of permitting, negotiation of access agreements, a 17 line kilometre IP survey and a 50 line kilometre magnetic survey. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.

A Minimal Impact Application to Conduct Mineral Exploration, filed with the New Mexico Division of Mining and Minerals, has been approved and a reclamation bond posted.

Minimal work was completed on the Lordsburg and Oak Grove targets during 2011 and the first half of 2012. For the three months ended September 30, 2012, expenses incurred on the Lordsburg and Oak Grove targets were $44,584 compared to $20,094 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, expenses incurred on the Lordsburg and Oak Grove targets were $96,227 compared to $99,638 during the nine months ended September 30, 2011.

Shamrock, Nevada

The Shamrock property, acquired through the acquisition of PacMag, is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada. The property consists of 54 claims covering approximately 362 hectares (895 acres). Entrée has a 100% interest in 18 unpatented lode mining claims (the McConnell Canyon claims). By making the final of three $100,000 payments on September 12, 2012, Entrée acquired an additional 13 patented and 23 unpatented lode mining claims.

Eagle Flats, Nevada

In March 2011, Entrée entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada. Under the agreement, as amended, Entrée may lease the claims for combined payments of $125,000 over five years, and must reimburse $30,000 in property and recording costs. Entrée has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000. After the fifth anniversary, Entrée must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised. Advanced royalty payments will be credited against future NSR royalty payments.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 51.6% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 48.4% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL3848, which expired on July 18, 2012; a subsequent licence application has been submitted to the Department of Manufacturing, Innovation, Trade, Resources and Energy of South Australia. Current owners have renewal priority for licences in South Australia.

(In United States dollars unless stated otherwise)

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed.

The joint venture also entered into a mineral development agreement with WASCO Mining Company Pty Ltd ("WASCO"). On May 30, 2012, the joint venture sent a formal notice of termination of the mineral development agreement with WASCO.

A soil sampling program was completed by the joint venture over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast. An RC drill program is planned after completion of all native title requirements. A Native Title Mining Agreement for Exploration with the Ngadjuri Nation, as required under the Mining Act of South Australia, has been executed.

Mystique Farm-Out

Mystique is an early stage gold exploration property comprised of exploration licence E28/1915, held by Entrée. Entrée entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Minerals Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending A$1 million by February 2013 and a 75% interest by expending A$2.5 million by February 2015. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property. The property is located in the Albany-Fraser Province of West Australia.

A diamond drilling program was completed by Black Fire in February 2012. The program comprised 5 core holes totaling 642 metres and rotary mud drilling totaling 347.8 metres. None of the holes returned significant assays. Black Fire announced on October 18, 2012 that planning is underway for a detailed auger soil geochemical program to test additional areas.

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.

For the three months ended September 30, 2012, Lukkacha expenses were $6,546 compared to $430 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, Lukkacha expenses were $39,357 compared to $53,293 during the nine months ended September 30, 2011.

(In United States dollars unless stated otherwise)

GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2012, general and administrative expense, including foreign exchange gains and losses but before stock-based compensation, was $560,627 compared to $1,007,426 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, general and administrative expense, including foreign exchange gains and losses but before stock-based compensation, was $2,880,207 compared to $4,089,026 during the nine months ended September 30, 2011. The decrease in 2012 was due to a number of factors including decreases in personnel expenses and lower accounting, legal, and consulting fees compared to 2011.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2012, stock-based compensation expense was $10,235 compared to $192,964 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, stock-based compensation expense was $1,200,722 compared to $876,010 during the nine months ended September 30, 2011. During the nine months ended September 30, 2012, 1,882,000 options were granted with a fair value of $1,124,930, compared to 325,000 options that were granted with a fair value of $671,037 during the nine months ended September 30, 2011.

INTEREST INCOME AND EXPENSE

For the three months ended September 30, 2012, interest income was $29,328 compared to $77,339 during the three months ended September 30, 2011. For the nine months ended September 30, 2012, interest income was $168,156 compared to $287,597 during the nine months ended September 30, 2011. The Company earns interest income on its invested cash, which decreased compared to the equivalent period last year due primarily to cash expenditures on operations throughout the year. Interest expense is due to accrued interest on the OTLLC loan payable.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Unaudited Consolidated Financial Statements, Entrée has a 20% interest in a joint venture with OTLLC. As at September 30, 2012, the Company's investment in the Entrée-OTLLC Joint Venture was $8,821 (December 31, 2011 - $98,450). The Company's share of the loss of the Entrée-OTLLC Joint Venture was $731,101 for the nine months ended September 30, 2012 (September 30, 2011 - $1,882,695) plus accrued interest expense of $166,225 for the nine months ended September 30, 2012 (September 30, 2011 - $101,857). The decrease in the loss from equity investee for the nine months ended September 30, 2012 compared to the same period last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the period.

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada (including through the acquisition of PacMag and the agreement with Eurasian) and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow. If

(In United States dollars unless stated otherwise)

Entrée is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its mineral properties. As at September 30, 2012, Entrée had working capital of approximately $6.7 million. Entrée's average monthly operating expenses for the three months ended September 30, 2012, were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses. Due to the nature of Entrée's mineral property interests and related exploration expenses, it has the ability to alter the timing of these expenditures and, to a lesser extent, its general and administrative expenses. Entrée will have to raise additional funds to maintain current operations for the next 12 months or enter into a strategic agreement on one or more of its properties. In order to provide the Company with flexibility to raise funds should the opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A. These filings will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the short form base shelf prospectus remains effective. Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired/existing mineral properties, working capital requirements and/or for other general corporate purposes. The Company completed a marketed offering in November 2011, raising gross proceeds of $14,075,483, and raised additional gross proceeds of $1,628,583 in January 2012 through the exercise of the related over-allotment option. The foregoing amounts include gross proceeds from the sale of common shares to Rio Tinto pursuant to the exercise of its pre-emptive rights.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012	Three Months Ended December 31, 2011
Exploration	$ 1,228,341	$ 2,402,084	$ 3,615,987	$ 4,671,238
General and administrative	607,232	1,187,487	2,136,095	1,444,511
Loss (gain) on sale of mineral property interest	-	-	(104,914)	(1,474,640)
Impairment of mineral property interests	-	-	-	309,483
Loss from operations	(1,835,573)	(3,589,571)	(5,647,168)	(4,950,592)
Interest income	29,328	50,710	88,118	54,746
Interest expense	(58,705)	(55,344)	(52,176)	(50,095)
Loss from equity investee	(238,988)	(189,507)	(302,606)	(514,390)
Current income tax expense	-	-	-	(152,190)
Deferred income tax recovery	204,780	539,007	839,000	938,766
Net loss	$ (1,899,158)	$ (3,244,705)	$ (5,074,832)	$ (4,673,755)
Loss per share, basic and diluted	$ (0.01)	$ (0.03)	$ (0.04)	$ (0.04)

	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011	Three Months Ended December 31, 2010
Exploration	$ 3,662,130	$ 5,698,144	$ 3,647,662	$ 4,109,919
General and administrative	1,185,528	1,901,162	1,922,626	4,041,289
Loss (gain) on sale of mineral property interest	26,033	(125,916)	-	-
Impairment of mineral property interests	221,522	-	-	-
Loss from operations	(5,095,213)	(7,473,390)	(5,570,288)	(8,151,208)
Gain on sale of investments	1,178,254	2,148,021	-	-
Interest income	77,339	129,259	80,999	71,710
Interest expense	(41,887)	(34,338)	(25,632)	(20,511)
Loss from equity investee	(593,087)	(645,264)	(644,344)	(388,114)
Deferred income tax recovery	968,356	2,257,762	817,000	545,412
Net loss	$ (3,506,238)	$ (3,617,950)	$ (5,342,265)	$ (7,942,711)
Loss per share, basic and diluted	$ (0.03)	$ (0.03)	$ (0.05)	$ (0.07)

Exploration costs were higher in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2012, primarily due to higher drilling activity on the Ann Mason Project in 2011. As the drilling for the PEA was completed, and in order to preserve capital, exploration activity was curtailed on both the Blue Hill and Ann Mason deposits during the six months ended September 30, 2012. General and administrative costs, excluding stock-based compensation changes, were approximately 18% lower in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. During the three months ended June 30, 2011, Entrée sold its Australian listed securities and recorded a gain on sale of investments of $2,148,021. During the three months ended September 30, 2011, the Company sold its asset backed notes and recorded a gain on sale of investments of $1,178,254. In addition, in the three months ended June 30, 2011, Entrée sold the Rainbow Canyon property, and recorded a gain on sale of mineral property interest of $125,916. During the three months ended December 31, 2011, Entrée sold the Togoot

(In United States dollars unless stated otherwise)

licence and recorded a gain on sale of mineral property interest of $1,474,640. During the three months ended March 31, 2012, Entrée sold its interest in the Northling property and recorded a gain on sale of mineral property interest of $104,914. Loss from equity investee was lower in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 due to decreased expenditures on the Joint Venture Property.

LIQUIDITY

To date, Entrée has not generated revenues from its operations, has been dependent on equity financing for additional funding and is considered to be in the exploration stage. Working capital on hand at September 30, 2012 was $6,735,338. Entrée will have to raise additional funds to maintain current operations for the next 12 months or enter into a strategic agreement on one or more of its properties. Cash was $6,606,932 at September 30, 2012.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may elect to have OTLLC debt finance Entrée's share of costs on the Joint Venture Property, with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. As at September 30, 2012, OTLLC has advanced the Company approximately $5.1 million, including accrued interest on the loan.

Operating activities

Cash used in operations was $10,500,508 for the nine months ended September 30, 2012, an approximate 37% decrease compared to the $16,637,003 used in operations for the nine months ended September 30, 2011, and primarily represents expenditures on mineral property exploration and general and administrative.

Financing activities

Cash provided by financing activities during the nine months ended September 30, 2012 and 2011 and common shares issued for cash were as follows:

	Nine Months Ended September 30, 2012		Nine Months Ended September 30, 2011	
	Shares	Amount	Shares	Amount
Exercise of over allotment	1,320,455	$ 1,628,583	-	$ -
Exercise of stock options	-	-	427,147	608,466
Share Issue Costs	-	(108,058)	-	-
	1,320,455	$ 1,520,525	427,147	$ 608,466

Investing activities

During the nine months ended September 30, 2012, Entrée made payments of $4,117,962 related to mineral property acquisitions and reclamation deposits compared to only $62,819 in the comparable 2011 period. During the nine months ended September 30, 2012, Entrée expended $33,480 on equipment, primarily for exploration activities (September 30, 2011 – $223,019) and sold its interest in the Northling property for proceeds of $104,914, net of taxes.

(In United States dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of September 30, 2012 information with respect to the Company's contractual obligations. Entrée is committed to make lease payments totaling $1,107,920 over its five year office lease in Vancouver, Canada and two office, three warehouse and five accommodation leases in the United States.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total
Office leases	$ 84,380	$ 493,818	$ 437,905	$ 91,817	$ 1,107,920
Total	$ 84,380	$ 493,818	$ 437,905	$ 91,817	$ 1,107,920

Outstanding share data

As at September 30, 2012 and November 13, 2012, there were 128,877,243 common shares outstanding. In addition, there were 9,223,000 stock options outstanding with exercise prices ranging from C$0.73 to C$3.47 per share. There were no warrants outstanding at September 30, 2012 or at November 13, 2012.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at September 30, 2012.

At September 30, 2012, Entrée had working capital of $6,735,338 compared to $19,004,136 as at December 31, 2011 and $10,321,520 as at September 30, 2011. Entrée will have to raise additional funds to maintain current operations for the next 12 months or enter into a strategic agreement on one or more of its properties.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred

(In United States dollars unless stated otherwise)

tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with U.S. GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2011-12, *Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. ASU 2011-12 defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income (AOCI) in ASU 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income*. ASU 2011-12 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company’s adoption did not have a material impact on the Company’s financial reporting and disclosures.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income, amending ASC 220*. ASU 2011-05 eliminates the current option under U.S. GAAP to present components of other comprehensive income (OCI) as part of the statement of changes in stockholders’ equity. Entities are required to present components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also requires entities to present reclassification adjustments out of AOCI in the statements where the components of net income and the components of OCI are presented. The requirement regarding presentation of reclassification adjustments is deferred by ASU 2011-12 and will be reconsidered by the FASB at a future date. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently presenting all components of comprehensive income in a single continuous statement of comprehensive income and accordingly, the Company’s adoption did not have a material impact on the Company’s financial reporting and disclosures.

(In United States dollars unless stated otherwise)

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, amending ASC 820*. ASU 2011-04 results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Accordingly, the amendments clarify the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company maintains only Level 1 financial instruments and therefore the adoption of ASU 2011-04 did not have a material impact on the Company’s financial reporting and disclosures.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Consolidated Financial Statements for the year ended December 31, 2011.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 2 of the Hugo North Extension deposit and the Heruga deposit; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; the potential for Entrée’s inclusion in the Investment Agreement or another agreement pursuant to which the Government of Mongolia invests in Entrée’s interest in the Joint Venture Property; the potential application of Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved". While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will

remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

The Joint Venture Property forms part of the Oyu Tolgoi mining complex. Development of the Oyu Tolgoi mining complex may be subject to unexpected problems or delays for any number of reasons, including OTLLC's inability to raise the additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, Government of Mongolia requests to renegotiate the Investment Agreement and Government proposals to levy additional taxes and royalties against Oyu Tolgoi. In addition, OTLLC has effective control of the development of both the Oyu Tolgoi mining licence and the Joint Venture Property. The development of the Joint Venture Property may be adversely affected if OTLLC decides to delay or reduce development in favour of the immediate or complete development of the Oyu Tolgoi licence.

Although the Shivee Tolgoi and Javhlant licences in Mongolia are included in the contract area for the Investment Agreement, Entrée's interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement. Should the Government of Mongolia make a determination that the Hugo North Extension deposit and/or Heruga deposit are strategic deposits in accordance with the Minerals Law of Mongolia, the Government of Mongolia may seek to enter into an agreement with Entrée pursuant to which it may acquire up to 34% of Entrée's interest in the Joint Venture Property. There can also be no assurance that Entrée's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée's original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.

(In United States dollars unless stated otherwise)

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175. It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The ability of Entrée and its joint venture partner to conduct mining operations or exploration and development activities in Mongolia is subject to changes in legislation or government regulations or shifts in political attitudes beyond their control. Government policy may change to discourage foreign investment, nationalisation of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

Entrée is not presently a party to the Investment Agreement. Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to regulation of foreign investment and taxes payable. In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement. Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the new surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the new surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals. In addition, in October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty"). On May 17, 2012, the Mongolian Parliament adopted the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL") which regulates investment by foreign investors and state owned legal entities into sectors of strategic importance, including minerals. The full impact of SEFIL is not yet known as there is a lack of clarity in many of the provisions and the detailed procedure for reviewing requests and making decisions in accordance with SEFIL have not yet been drafted. If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty, or if SEFIL is implemented or interpreted in a manner that is not favourable to foreign investment, it could have an adverse effect on Entrée's operations in Mongolia and future cashflow, earnings, results of operations and financial condition.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cashflow, earnings, results of operations and financial condition.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

Recent global financial and market conditions have been subject to increased volatility as a result of, among other things, apprehension over the ongoing debt crisis in the Eurozone and Japan, and concerns that the Chinese economy is slowing, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's common shares could be adversely affected.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Rio Tinto's beneficial shareholdings in the Company together with its pre-emptive rights potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets. In addition, OTLLC has operational control over the Joint Venture Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture. The beneficial shareholdings of Rio Tinto in the Company and Rio Tinto's pre-emptive rights may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's common shares in the future.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and

(In United States dollars unless stated otherwise)

Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of the total is recoverable from, or loaned by, OTLLC.

In Nevada, maintenance fees must be paid to the Bureau of Land Management annually. For the 2012 assessment year, the aggregate fee for the Ann Mason Project is approximately $138,000.

In both Mongolia and Nevada, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company's internal control over financial reporting occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to

use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Non-U.S. GAAP Performance Measurement

"Cash Costs" is a non-U.S. GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.